-FOR IMMEDIATE RELEASE-

      Elron Announces Commencement by Discount Investment Corporation of Cash
Tender Offer for Certain Elron Shares

Tel Aviv, July 16, 2004—Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that Discount Investment Corporation Ltd.(“DIC”), has advised Elron and publicly announced that DIC is today commencing a tender offer to purchase 2,203,425 ordinary shares of Elron for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Currently, DIC beneficially owns 11,240,233 ordinary shares of Elron, representing approximately 38.5% of Elron's outstanding shares. Following the consummation of the tender offer, DIC would own approximately 46% of Elron's outstanding shares.

On July 15, 2004, the last trading day before commencement of the offer, the closing sale price of the Elron shares was $14.29 on Nasdaq and NIS 64.20 ($14.30 based on an exchange rate of NIS 4.49 per United States dollar) on the TASE. The tender offer will be made under formal tender offer documents to be distributed to Elron shareholders and filed with the U.S. Securities and Exchange Commission and the Israel Securities Authority.

Elron has not yet had an opportunity to assess the tender offer and intends to convene a meeting of its Board of Directors for such purpose in the near future.

Notice to Read Tender Offer Documents:

A Tender Offer Statement on Schedule TO will be filed by DIC and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Elron with the Securities and Exchange Commission and the Israel Securities Authority. You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the Commission and the Israel Securities Authority. The Tender Offer Statement will contain important information that you should consider before making any decision regarding the tender offer and related transactions. The Tender Offer Statement and other documents to be filed with the Commission and the Israel Securities Authority by DIC will be available free of charge from DIC by directing a request to Discount Investment Corporation 3 Azrieli Center, 44th Floor, The Triangle Building, Tel Aviv 67023, Israel. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the Commission and the Israel Securities Authority by Elron may be obtained free of charge from Elron by directing a request to Elron Electronic Industries, Ltd., 3 Azrieli Center, 42nd Floor, The Triangle Building, Tel Aviv 67023, Israel.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, IT software, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.